SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



         (Mark One):
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 X       EXCHANGE ACT OF 1934.
---
         For the fiscal year ended       December 31, 1997

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
---
         For the transition period from               to
                                        -------------     --------------
         Commission file number       1-6047




                                  GPU COMPANIES
                EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                            (Full Title of the Plan)



                                    GPU, INC.
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957



             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                                  GPU COMPANIES
                EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                          INDEX OF FINANCIAL STATEMENTS



                                                                          Pages

Independent Auditor's Report                                                2

Financial Statements:
         Statements of Net Assets Available for Plan
                  Benefits as of December 31, 1997 and 1996                 3

         Statements of Changes in Net Assets Available
                  for Plan Benefits for the years ended
                  December 31, 1997 and 1996                                4

         Notes to Financial Statements                                   5-15

                          INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee of the
GPU Companies Employee
Savings Plan for Nonbargaining Employees:

I have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Nonbargaining Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



105 North 22nd Street
Philadelphia, Pennsylvania
May 29, 1998

                             GPU COMPANIES EMPLOYEE
                    SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1997 and 1996
                                    --------



                                               1997                      1996
                                               ----                      ----

Investments in GPU Companies
Master Savings Plan Trust,
at fair value                               $494,682,719            $427,017,047

Participant loans receivable                   8,114,382               9,084,696
                                            -----------              -----------

Net assets available for plan
benefits                                    $502,797,101            $436,101,743
                                             ===========             ===========




























               The accompanying notes are an integral part of the
                              financial statements.

                             GPU COMPANIES EMPLOYEE
                    SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1997 and 1996
                                  -------------


                                             1997                      1996
                                             ----                      ----

Balances, beginning of year             $436,101,743              $393,147,438
                                         -----------               -----------

Increases:
  Contributions:
       Employee                           18,863,575                21,268,525
       Employer                            9,558,159                10,697,123

  Transfers from affiliated
       pension plans                       4,568,991                   979,277

  Transfers (to)/from affiliated
       savings plans                         789,294                  (102,974)

  Interest on loans                          593,504                   690,815

  Net investment gain in
       GPU Companies
       Master Savings Plan Trust          69,966,986                39,658,262
                                         -----------               -----------


                                         104,340,509                73,191,028
                                         -----------               -----------

Decreases:
  Distributions and withdrawals           37,645,151                30,236,723
                                         -----------               -----------

Balances, end of year                   $502,797,101              $436,101,743
                                         ===========               ===========














               The accompanying notes are an integral part of the
                              financial statements.

                             GPU COMPANIES EMPLOYEE
                    SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                                     -------



1.      General Description of the Plan:
        --------------------------------

        The following description of the GPU Companies Employee Savings Plan for Nonbargaining Employees ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1997. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

                General:
                --------

        The Plan is a defined contribution plan. In general, all nonbargaining employees of GPU Companies ("Companies") are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve month period.

        The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Companies generally absorb all administrative costs of the Plan, except for certain trust administration costs which are paid out of plan assets held in the trust. A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

        The Plan contains additional employer contributions and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

        During the year, the Companies approved a change in the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company. As of December 31, 1997, this change had not been implemented.

                Contributions:
                --------------

        The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his base compensation reduced by an amount equal to any whole percentage (before-

                                    Continued
                                        5

                                     -------


1.      General Description of the Plan, continued:
        -------------------------------

        tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

                Matching Program:
                -----------------

        The Companies provide a matching contribution to the Plan, on behalf of each participant, in an amount up to 100% of a participant's aggregate contributions up to 4% of the participant's base salary.


                Investment Funds:
                -----------------

        Participants may elect to have their Plan accounts invested in one or more of the following eleven investment options:

         - Units of interest in an "Interest Income Fund," managed by Fidelity Management Trust Company, the assets of which are invested primarily in contracts issued by insurance companies, banks or other financial institutions, and which has the objective of obtaining a relatively stable level of current income consistent with the preservation of capital and a high degree of liquidity.

         - Shares of the Fidelity Intermediate Bond Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining the highest level of income consistent with the preservation of capital over the long term.

         - Shares of the Fidelity Puritan Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining a balance between capital appreciation, preservation of capital and generation of income.

         - Shares of the Fidelity Retirement Growth Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing the opportunity for significant capital appreciation.

         -   Shares of GPU, Inc.("GPU") stock fund.

                                    Continued

                                     -------


1.       General Description of the Plan, continued:
         -------------------------------

         - Shares of the Fidelity U.S. Equity Index Commingled Pool Fund ("Fidelity S&P 500 Index Fund"), a commingled pool, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing investment results that correspond to the total return of the Standard & Poor's Index, a U.S. equity index made up of 500 equity securities (stocks).

         - Shares of the Fidelity OTC Portfolio Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term captial appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

         - Shares of the Fidelity Overseas Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation, primarily through investments in foreign securities.

         - Shares of the Fidelity Asset Manager: Income Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign bonds (including emerging markets) and short term instruments for income, but also allows for some investment in stocks for their potential to grow and keep pace with inflation.

         - Shares of the Fidelity Asset Manager Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking a high total return with reduced risk over the long term. Asset Manager invests in stocks, bonds and short term instruments, both domestic and foreign.

         - Shares of the Fidelity Asset Manager: Growth Fund, a mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign stocks (including emerging markets), and bonds for growth and income, but also allows for some investment in short-term instruments.



                                    Continued

                                     -------


1.      General Description of the Plan, continued:
        --------------------------------
             Employee Participation in the Plan:
             -----------------------------------

        The number of participating employees with account balances invested in each investment option at December 31, 1997 and 1996 was as follows:

                                                        1997              1996
                                                        ----              ----

             Interest Income Fund                       2,946            3,221
             Fidelity Intermediate Bond Fund            1,167            1,294
             Fidelity Puritan Fund                      3,474            3,533
             Fidelity Retirement Growth Fund            3,102            3,294
             GPU Stock Fund                             1,115            1,166
             Fidelity U.S. Equity Index Fund            1,206              727
             Fidelity OTC Portfolio Fund                1,269              875
             Fidelity Overseas Fund                       727              469
             Fidelity Asset Manager Income Fund           133               68
             Fidelity Asset Manager Fund                  213              125
             Fidelity Asset Manager Growth Fund           509              240

        The total number of participants in the Plan at December 31, 1997 and 1996 was 6,027 and 5,907, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                Participant Accounts:
                ---------------------

        Each participant's account is credited with the participant's own contributions and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is credited or charged to that account.

                Vesting:
                --------

        Participants are 100% vested at all times in their Plan accounts.


                                    Continued

                                     -------


1.      General Description of the Plan, continued:
        -------------------------------

                Distributions and Withdrawals:
                ------------------------------

        A participant's Plan account balances become distributable upon termination of the participant's employment for any reason. Distributions of account balances in excess of $3,500 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account has not otherwise begun, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for employee distributions and withdrawals can be found in the Plan document.

                Loans to Participants:
                ----------------------

        The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months were 7.82% and 8.75%, and the interest rates for loans four years and ten months or less were 7.87% and 9.75% at December 31, 1997 and 1996, respectively.

                Plan Termination:
                -----------------

        The GPU Companies reserve the right at any time to modify, suspend, amend or terminate the Plan. However, the GPU Companies cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.






                                    Continued
                                        9

                                     -------


2.      Summary of Significant Accounting Policies:
        ------------------------------------------

                Valuation of Investments:
                -------------------------

        The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

                Valuation of Investments:
                -------------------------

        The net investment gain from the GPU Companies Master Savings Plan Trust for the years ended December 31, 1997 and 1996, respectively, which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU System Companies Master Savings Plan Trust.

                  Use of Estimates
                  ----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                  Reclassifications
                  -----------------

        Certain prior year amounts have been reclassified to conform to fiscal 1997 presentation. These changes had no impact on previously reported net assets.




                                    Continued
                                       10

                                     -------

3.       Investments:
         -----------

         The investments reflected in the December 31, 1997 and 1996 Statements of Net Assets Available for Plan Benefits represent the Plan's 67.44% and 69.07% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 1997 and 1996.

         At December 31, 1997 and 1996, the total investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:


                                                    1997              1996
                                                    ----              ----
                                                 Fair Value        Fair Value
                                                 ----------        ----------
         Fidelity Retirement Growth
             Fund                              $187,944,826*     $170,592,916*
         Fidelity Puritan Fund                  213,000,893*      172,763,691*
         Fidelity Intermediate Bond
             Fund                                24,702,804        24,489,489
         Interest Income Fund:
         Life of Virginia                         5,799,471         5,464,498
             Canada Life                          6,257,685         6,256,728
             Peoples Security Life                9,831,298        15,317,929
             Combined Insurance                   3,248,781         3,045,923
             AIG Life ABS & MBS                  10,358,989        19,938,474
             First Allmerica                      9,751,588         9,289,352
             Connecticut General                  7,207,730        16,684,615
             Confederation Life Insurance Co.        -0-            4,966,734
             Fidelity STIF                        7,790,628        20,070,171
             Life Insurance of Georgia            8,155,428         8,153,122
             Continental Assurance                   -0-            6,269,284
             John Hancock Mutual Life
                Insurance Co.                     5,324,135            -0-
             New York Life                        4,256,998            -0-
             Bankers Trust                        9,719,902         9,581,244
             Prudential Insurance Co.             6,807,252         6,402,256
             Ohio National                        6,295,852            -0-
             Sun Life of Canada                  18,516,504        17,417,301
             Protective Life                      7,466,054         7,018,846
             Principal Mutual                     3,652,331         3,412,382
             Sunamerica Life Insurance            4,847,377         9,039,399
             United of Omaha                      6,092,465         6,092,379
             Chase Manhattan - ABS               10,032,286            -0-
             Deutsche Bank                        4,012,261            -0-
             State Street                         2,955,456            -0-
             CDC Capital                          4,004,470            -0-
             Transamerica Occidental              4,994,847            -0-
             Union Bank of Switzerland            3,265,918            -0-


                                    Continued
                                       11

                                     -------

3.       Investments, Continued:
         -----------

         GPU Stock Fund                       23,974,703             19,603,697
         U S Equity Index Fund                42,325,839*            15,918,255
         Fidelity OTC Port. Fund              39,107,662*            24,964,812
         Fidelity Overseas Fund               12,710,057              7,383,853
         Fidelity Asset Man.-Income Fund       1,803,399                714,957
         Fidelity Asset Mgr. Fund              5,002,929              2,944,880
         Fidelity Asset Man.-Growth Fund      12,250,177              4,430,209
                                             -----------            -----------

                Total investments at
                   fair value               $733,468,995           $618,227,396
                                             ===========            ===========

                Total investments at cost   $692,066,105           $601,290,770
                                             ===========            ===========

* These investments represent 5% or more of the net assets available for benefits.












                                    Continued
                                       12

                  --------------------------------------------


3.   Investments, Continued:
     -----------------------

Based on participant investment options at December 31, 1997 and 1996, the Plan's investments were allocated as follows:

                                                 1997              1996
                                                 ----              ----
Fidelity Retirement Growth Fund                  24.0%             26.0%
Fidelity Puritan Fund                            30.0%             29.0%
Fidelity Intermediate Bond Fund                   4.0%              4.5%
Interest Income Fund                             22.0%             28.0%
GPU Stock                                         3.0%              3.0%
OTC Portfolio Fund                                6.0%              4.0%
Overseas Fund                                     2.0%              1.0%
Asset Manager - Income Fund                        -  **             -   **
Asset Manager Fund                                1.0%              0.5%
Asset Manager Growth Fund                         2.0%              1.0%
Fidelity US Equity Index Fund                     6.0%              3.0%

** Investment option represents less than 0.5% of the total investments.

For the years ended December 31, 1997 and 1996, the changes in the accounts of the GPU Companies Master Savings Plan Trust, respectively, are summarized as follows:

                                              Fidelity                        Fidelity
                                             Retirement      Fidelity       Intermediate    Interest                        OTC
                                            Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                                            -----------    ------------       ---------    -----------    ---------      ----------

Investments, December 31, 1995             $162,014,335    $152,173,577     $25,474,677   $170,029,247   $17,210,880    $10,444,313
                                            -----------     -----------      ----------    -----------    ----------     ----------

Increases:
   Employee contributions                    14,806,796      12,869,644       2,217,575     12,112,080     1,946,760      1,901,808
   Employer contributions                     4,179,647       3,893,401         731,210      3,408,719       544,652        521,128
   Transfers from affiliated pension plans      103,234         194,668          34,599        334,108        31,601         10,157
   Transfers between investment funds       (11,851,730)     (4,517,535)     (2,872,000)    (1,620,447)     (149,725)     9,168,073
   Interest on loans                            315,705         259,505          46,114        267,447        43,416         43,329
   Net investment gain                       13,581,109      23,216,987         886,358     10,592,465       971,320      3,638,616
                                            -----------     -----------      ----------    -----------    ----------     ----------
                                             21,134,761      35,916,670       1,043,856     25,094,372     3,388,024     15,283,111
                                            -----------     -----------      ----------    -----------    ----------     ----------

Decreases:
   Distributions and withdrawals             12,556,180      15,326,556       2,029,044     20,702,982       995,207        762,612
                                            -----------     -----------      ----------    -----------    ----------     ----------

Investments, December 31, 1996             $170,592,916    $172,763,691     $24,489,489   $174,420,637   $19,603,697    $24,964,812
                                            ===========     ===========      ==========    ===========    ==========     ==========

Increases:
   Employee contributions                    11,535,562      10,786,762       1,541,235      8,892,142     1,553,983      3,049,017
   Employer contributions                     3,402,725       3,429,961         551,828      2,670,995       453,630        845,131
   Transfers from affiliated pension plans    1,737,001       1,740,135         255,273      4,375,189       188,678        622,039
   Transfers between investment funds       (17,811,426)     (1,315,832)     (2,257,784)   (11,440,929)   (2,181,242)     8,330,752
   Interest on loans                            276,249         237,508          32,495        225,043        41,342         64,085
   Net investment gain                       29,586,890      38,564,647       1,779,609     11,260,426     5,935,767      2,791,373
                                            -----------     -----------      ----------    -----------    ----------     ----------
                                             28,727,001      53,443,181       1,902,656     15,982,866     5,992,158     15,702,397
                                            -----------     -----------      ----------    -----------    ----------     ----------
Decreases:
   Distributions and withdrawals             11,375,091      13,205,979       1,689,341     19,757,797     1,621,152      1,559,547
                                            -----------     -----------      ----------    -----------    ----------     ----------
Investments, December 31, 1997             $187,944,826    $213,000,893     $24,702,804   $170,645,706   $23,974,703    $39,107,662
                                            ===========     ===========      ==========    ===========    ==========     ==========



                                       13a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued
                  --------------------------------------------




                                                                                                           Fidelity
                                            Overseas    Asset Manager    Asset Manager    Asset Manager    US Equity
                                              Fund           Fund         Growth Fund      Income Fund     Index Fund       Total
                                              ----           ----         -----------      -----------     ----------       -----

Investments, December 31, 1995            $ 3,802,894    $1,760,779       $ 2,026,570     $  393,831     $ 6,110,598    $551,441,701
                                           ----------     ---------        ----------      ---------      ----------     -----------

Increases:
   Employee contributions                     794,586       253,412           483,951         78,621       1,330,991      48,796,224
   Employer contributions                     217,945        79,128           143,651         28,285         413,680      14,161,446
   Transfers from affiliated pension plans          0        11,674                 0              0          10,231         730,272
   Transfers between investment funds       2,344,469       880,123         1,544,711        188,921       6,885,140               0
   Interest on loans                           20,089         3,259            10,091          1,643          14,307       1,024,905
   Net investment gain                        725,000       289,629           490,163         39,119       2,224,677      56,655,443
                                           ----------     ---------        ----------      ---------      ----------     -----------
                                            4,102,089     1,517,225         2,672,567        336,589      10,879,026     121,368,290
                                           ----------     ---------        ----------      ---------      ----------     -----------


Decreases:
   Distributions and withdrawals              521,130       333,124           268,928         15,463       1,071,369      54,582,595
                                           ----------     ---------        ----------      ---------      ----------     -----------

Investments, December 31, 1996            $ 7,383,853    $2,944,880       $ 4,430,209     $  714,957     $15,918,255    $618,227,396
                                           ==========     =========        ==========      =========      ==========     ===========

Increases:
   Employee contributions                   1,126,521       321,601           877,774        127,029       2,527,329      42,338,955
   Employer contributions                     318,430       110,872           269,950         44,294         784,046      12,881,862
   Transfers from affiliated pension plans    273,328       146,239           175,504         38,728         405,177       9,957,291
   Transfers between investment funds       3,318,075     1,199,905         4,639,362        858,401      16,660,718               0
   Interest on loans                           23,168         4,057            18,703          2,770          42,599         968,019
   Net investment gain                        895,221       843,080         2,037,485        152,886       8,062,850     101,910,234
                                           ----------     ---------        ----------      ---------      ----------     -----------
                                            5,954,743     2,625,754         8,018,778      1,224,108      28,482,719     168,056,361
                                           ----------     ---------        ----------      ---------      ----------     -----------


Decreases:
   Distributions and withdrawals              628,539       567,705           198,810        135,666       2,075,135      52,814,762
                                           ----------     ---------        ----------      ---------      ----------     -----------

Investments, December 31, 1997            $12,710,057    $5,002,929       $12,250,177     $1,803,399     $42,325,839    $733,468,995
                                           ==========     =========        ==========      =========      ==========     ===========












                                       13b


                  NOTES TO THE FINANCIAL STATEMENTS, Continued
                  --------------------------------------------



3.   Investments, Continued:
     ----------------------

The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 was as follows:


                                        Fidelity                        Fidelity
                                       Retirement      Fidelity       Intermediate    Interest                        OTC
                                      Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                                      -----------    ------------       ---------    -----------    ---------      ----------

Dividends                            $32,367,031     $16,944,385      $1,558,632    $         0    $1,092,416     $2,671,877
Interest income                                0               0               0     11,260,426             0              0
Net appreciation (depreciation)
   in fair value of investments       (2,780,141)     21,620,262         220,977              0     4,843,351        119,496
                                      ----------      ----------       ---------     ----------     ---------      ---------

     Net investment gains            $29,586,890     $38,564,647      $1,779,609    $11,260,426    $5,935,767     $2,791,373
                                      ==========      ==========       =========     ==========     =========      =========


The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1996 was as follows:


                                        Fidelity                        Fidelity
                                       Retirement      Fidelity       Intermediate    Interest                        OTC
                                      Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                                      -----------    ------------       ---------    -----------    ---------      ----------

Dividends                            $21,088,711     $20,110,484      $1,688,989    $         0    $1,081,702     $2,597,871
Interest income                                0               0               0     10,592,465             0              0
Net appreciation (depreciation)
   in fair value of investments       (7,507,602)      3,106,503        (802,631)             0      (110,382)     1,040,745
                                      ----------      ----------       ---------     ----------     ---------      ---------

     Net investment gains            $13,581,109     $23,216,987      $  886,358    $10,592,465    $  971,320     $3,638,616
                                      ==========      ==========       =========     ==========     =========      =========


The net investment gains in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

         Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.


                                       14a




                  NOTES TO THE FINANCIAL STATEMENTS, Continued
                  --------------------------------------------



3.   Investments, Continued:
     ----------------------

The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 was as follows:


                                                                                                       Fidelity
                                         Overseas      Asset Manager   Asset Manager   Asset Manager   US Equity
                                           Fund         Income Fund         Fund       Growth Fund    Index Fund      Total
                                           ----         -----------         ----       -----------     ----------     -----

Dividends                               $   627,790     $   108,071      $  444,772     $ 1,277,646    $        0    $ 57,092,620
Interest income                                   0               0               0               0             0      11,260,426
Net appreciation (depreciation)
   in fair value of investments             267,431          44,815         398,308         759,839     8,062,850      33,557,188
                                         ----------      ----------       ---------      ----------     ---------     -----------

     Net investment gains               $   895,221     $   152,886      $  843,080     $ 2,037,485    $8,062,850    $101,910,234
                                         ==========      ==========       =========      ==========     =========     ===========


The net investment gain in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1996 was as follows:


                                                                                                        Fidelity
                                           Overseas     Asset Manager  Asset Manager   Asset Manager    US Equity
                                             Fund        Income Fund        Fund        Growth Fund     Index Fund     Total
                                             ----        -----------        ----        -----------     ----------     -----

Dividends                               $   449,059     $    38,638      $  219,829     $   328,373    $        0    $ 47,603,656
Interest income                                   0               0               0               0             0      10,592,465
Net appreciation (depreciation)
   in fair value of investments             275,941             481          69,800         161,790     2,224,677      (1,540,678)
                                         ----------      ----------       ---------      ----------     ---------     -----------

     Net investment gains               $   725,000     $    39,119      $  289,629     $   490,163    $2,224,677    $ 56,655,443
                                         ==========      ==========       =========      ==========     =========     ===========


The net investment gains in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

         Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.



                                       14b

                                     -------


4.       Party-In-Interest Transactions
         ------------------------------

         Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

5.       Tax Status
         ----------

         The Plan obtained its latest determination letter on February 19, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.




















                                    Continued
                                       15

                                  GPU COMPANIES
                EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES






Signature                                                            Page 2



Consent of Independent Accountant                                    Exhibit 23


Report on Audits of Financial Statements                             Exhibit 28
     for the Years Ended December 31, 1997
     and 1996

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                            GPU COMPANIES
                                            Employee Savings Plan for
                                            Nonbargaining Employees




Date:  June 29, 1998                        By:  /s/ F.A. Donofrio
                                                 -----------------
                                                  F. A. Donofrio
                                                  Chairman
                                                  Administrative Committee
















                                        2